Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
We are stronger than ever
The 300 top managers in Statoil were gathered at the chief executive’s annual corporate summit today, 19 December. They met a cheerful Helge Lund, who was visibly proud of the reactions during the past day to the planned merger between Statoil and Hydro.
“I am positively surprised by the reactions to our news yesterday,” said Mr Lund.
The overall feedback has been good from political circles, the media and employees of both Statoil and Hydro. The chief executive talked about the background for the recommended merger and the schedule for the further process.
“This work will start just after the New Year,” he said. “It will be a demanding task to carry out an integration process and simultaneously maintain good business operations until the new company is established in the third quarter of 2007.”
Mr Lund emphasised that this is a merger for growth, not downsizing. There are many tasks to be tackled and the new company will be the world’s largest offshore operator.
Asked why the merger is relevant at this particular point in time, Mr Lund replied that in the course of this autumn he has had the gut feeling that the time is right. He pointed out that the key reasons are a combination of strong international competition, continued high production on the Norwegian continental shelf (NCS) and a restructuring of Hydro.
Mr Lund admitted that a merger of Statoil’s and Hydro’s oil and gas operations have been his highest priority. He emphasised the importance of two equal parties being joined in what he describes as a Norwegian-based energy giant.
“Together with Hydro’s oil and gas division, we stand stronger than ever. We will build on the best of both companies and create a new world-class company.”
By Bjørn Vidar Lerøen; Ragnar Åsland
Corporate Communication. News editor: Bente Bergøy Miljeteig
Published 19.12.2006 15:00:00
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.